SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INTEGRITY CAPITAL INCOME FUND, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

N/A
(Cusip)

Eric Davis
President, Chief Investment Officer and Chief Compliance Officer
INTEGRITY CAPITAL INCOME FUND, INC.
13540 Meadowgrass Drive, Suite 100
Colorado Springs, CO 80921
(719) 955-4801
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Theresa M. Mehringer, Esq. Burns, Figa & Will, P.C. 6400 S. Fiddlers Green Circle, Suite 1000 Greenwood Village, CO 80111 Tel: (303) 796-2626 Fax: (303) 796-2777

CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)	AMOUNT OF FILING FEE(b)
$562,642	$56.66

(a)
The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 56,095.88 shares of common stock of Integrity Capital Income Fund, Inc. at a price equal to $10.03 per share as of the date of this filing which represents the net asset value as disclosed on the Company's most recent Form 10-Q for the quarter ended on July 31, 2016 as filed on September 14, 2016.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $ 100.70 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: [Not Applicable]	Filing Party: [Not Applicable]
Form or Registration No.: [Not Applicable]	Date Filed: [Not Applicable]

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to the offer by Integrity Capital Income Fund, Inc. (the "Company"), an externally managed, closed-end management investment company incorporated in Colorado, to purchase up to 56,095.88 shares of its issued and outstanding Common Stock, par value $0.0001, at $10.03 per share, which represents the Company's net asset value per share as of the quarter ended on July 31, 2016.
The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2016, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Items 1 through 11.
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.
Item 12. Exhibits.

EXHIBIT NUMBER	DESCRIPTION

99(a)(1)(A)	Offer to Purchase, dated September 23, 2016.

99(a)(1)(B)	Letter of Transmittal.

99(a)(1)(C)	Notice of Withdrawal.

99(a)(1)(D)	Letter to Stockholders, dated September 23, 2016.
Item 13. Information Required by Schedule 13E-3.
[Not applicable.]

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 23, 2016
INTEGRITY CAPITAL INCOME FUND, INC.

By: /s/ Eric Davis
Name: Eric Davis
Title: President, Chief Investment Officer and Chief Compliance Officer